UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

VIEWLOCITY, INC.

(Name of the Issuer)

VIEWLOCITY, INC.

VIESTA CORPORATION

VIESTA ACQUISITION CORPORATION

INVESTCORP/(212) VENTURES TECHNOLOGY FUND I, L.P.

INVESTCORP S.A.

NORTH BRIDGE VENTURE PARTNERS IV-A, L.P.

NORTH BRIDGE VENTURE PARTNERS IV-B, L.P.

C. JEFFREY SIMPSON

L. ALLEN PLUNK

MICHAEL SHERMAN

PETER JANICO

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87160X100

(CUSIP Number of Class of Securities)

L. Allen Plunk

Executive Vice President, Chief Financial Officer and Secretary

Viewlocity, Inc.

3475 Piedmont Road, Suite 1700

Atlanta, Georgia 30305

Telephone Number: (404) 267-6400

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPY TO:

David M. Calhoun, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, N.E., Suite 1600 Atlanta, Georgia 30326	Bradford P. Weirick, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [    ] The filing of a registration statement under the Securities Act of 1933.

c. [    ] A tender offer.

d. [    ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [    ]

CALCULATION OF FILING FEE*

TRANSACTION VALUATION $1,000.00	AMOUNT OF FILING FEE $0.08**

* The filing fee was determined based upon the total merger consideration of $1,000 payable for the outstanding shares of common stock and Series A preferred stock of Viewlocity, Inc. In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $1,000.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

** The filing fee previously was paid in connection with the Rule 13E-3 Transaction Statement filed on October 1, 2003.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Third Amended Schedule 13E-3”) amends the Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 3, 2003, by: (1) Viewlocity, Inc., a Georgia corporation (“Viewlocity”); (2) Viesta Corporation, a newly formed Delaware corporation (“Viesta”); (3) Viesta Acquisition Corporation, a newly formed Georgia corporation and a wholly-owned subsidiary of Viesta (“Merger Sub”); (4) Investcorp/(212) Ventures Technology Fund, L.P.; (5) C. Jeffrey Simpson, chairman of the board of directors and chief executive officer of Viewlocity; (6) L. Allen Plunk, executive vice president, chief financial officer and secretary of Viewlocity; (7) Michael Sherman, executive vice president of product development of Viewlocity; (8) Peter Janico, executive vice president of U.S. field operations of Viewlocity; (9) North Bridge Venture Partners IV-A, L.P.; (10) North Bridge Venture Partners IV-B, L.P. and (11) Investcorp S.A. The preceding persons and entities are collectively referred to herein as the “Filing Persons,” and individually as a “Filing Person.”

This Third Amended Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of September 19, 2003 (the “Merger Agreement”), among Viewlocity, Viesta and Merger Sub pursuant to which Viesta will acquire Viewlocity in a merger transaction. The Merger Agreement and Merger (as defined below) have been approved by Viewlocity’s shareholders. Pursuant to the Merger Agreement, subject to certain conditions set forth therein, Merger Sub will merge with and into Viewlocity (the “Merger”), with Viewlocity continuing as the surviving corporation and a wholly-owned subsidiary of Viesta.

In the Merger, each outstanding share of Viewlocity’s common stock, par value $0.01 per share (the “Common Stock”), other than those held by dissenting shareholders who perfect their dissenters’ rights under Georgia law will be converted into an amount of cash determined by dividing $80.00 by the aggregate number of shares of Common Stock outstanding at the effective time of the Merger. As of December 10, 2003, an aggregate of 5,893,654 shares of Common Stock are outstanding. Based on the number of shares outstanding, each share of Common Stock would be converted in the Merger into the right to receive approximately $0.000014. The outstanding shares of Viewlocity’s Series A preferred stock, par value $0.01 per share (the “Series A Preferred”), other than those held by dissenting shareholders who perfect their dissenters’ rights under Georgia law, will be converted into the right to receive an amount of cash determined by dividing $920.00 by the aggregate number of shares of Series A Preferred outstanding at the effective time of the Merger. As of December 10, 2003, an aggregate of 11,132,828 shares of Series A Preferred are outstanding. Based on the number of shares outstanding, each share of Series A Preferred would be converted in the Merger into the right to receive approximately $0.000083. Each outstanding share of Merger Sub will be converted into one share of newly issued Common Stock pursuant to the Merger. All options to purchase shares of Viewlocity common stock will be canceled as a result of the Merger.

Concurrently with the filing of this Third Amended Schedule 13E-3, Viewlocity is filing with the Securities and Exchange Commission a definitive information statement (the “Information Statement”) under Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the notice to the shareholders of Viewlocity of the approval and adoption of the Merger Agreement and the Merger.

A copy of the Information Statement is attached hereto as Exhibit (a)(2) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Third Amended Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act (“Regulation M-A”).

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Third Amended Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Third Amended Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement, including the appendices thereto.

All information in, or incorporated by reference in, this Third Amended Schedule 13E-3 concerning Viewlocity has been supplied by Viewlocity. The information contained in this Third Amended Schedule 13E-3 and/or the Information Statement concerning each Filing Person other than Viewlocity was supplied by each such Filing Person and no other Filing Person, including Viewlocity, takes responsibility for the accuracy of any information not supplied by such Filing Person. Capitalized terms used but not defined in this Third Amended Schedule 13E-3 shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

Summary Term Sheet. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

Summary Term Sheet

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

Summary Term Sheet—The Parties—Viewlocity

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

The Merger Agreement—General

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

Comparative Market Price Data

(d) Dividends. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Dividends

The Merger Agreement—Conduct of Business Prior to the Merger

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

Information About the Transaction Participants—Information About Viewlocity—SynQuest Merger

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet—The Parties—Viewlocity

Information About the Transaction Participants—Information About Viesta

Information About the Transaction Participants—Information About Merger Sub

Information About the Transaction Participants—Information About Investcorp/(212) Ventures Technology Fund, L.P.

Information About the Transaction Participants—Information About Investcorp S.A.

Information About the Transaction Participants—Information About North Bridge

Information About the Transaction Participants—Information About Certain Other Filers and Control Persons

(b) Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet—The Parties

Information About the Transaction Participants—Information About Viesta

Information About the Transaction Participants—Information About Merger Sub

Information About the Transaction Participants—Information About Investcorp/(212) Ventures Technology Fund, L.P.

Information About the Transaction Participants—Information About Investcorp S.A.

Information About the Transaction Participants—Information About North Bridge

Information About the Transaction Participants—Information About Certain Other Filers and Control Persons

(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Information About the Transaction Participants—Information About Viesta

Information About the Transaction Participants—Information About Merger Sub

Information About the Transaction Participants—Information About Investcorp/(212) Ventures Technology Fund, L.P.

Information About the Transaction Participants—Information About Investcorp S.A.

Information About the Transaction Participants—Information About North Bridge

Information About the Transaction Participants—Information About Certain Other Filers and Control Persons

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Material Terms. Tender Offers. Not applicable.

(a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Effects of the Merger

Special Factors—Purposes of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Benefits and Detriments of the Merger to Viewlocity, the Management Filers, the Unaffiliated Shareholders and Affiliates

Special Factors—Shareholder Approval of the Merger

The Merger—Restructuring of Viewlocity Debt and Investment in Viesta

The Merger—Interests of Certain Persons in the Merger

The Merger—Accounting and Tax Treatment of the Merger

The Merger Agreement

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

The Merger—Interests of Certain Persons in the Merger

The Merger Agreement

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

The Merger—Dissenters’ Rights

Annex B

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Fairness of the Merger—Filing Persons

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

The Merger—Interests of Certain Persons in the Merger

The Merger—Past Contacts, Transactions or Negotiations

Related Party Transactions

(b) Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

The Merger—Interests of Certain Persons in the Merger

The Merger—Past Contacts, Transactions or Negotiations

The Merger Agreement

Information About the Transaction Participants—Information About Viewlocity—SynQuest Merger

(c) Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

The Merger—Interests of Certain Persons in the Merger

The Merger—Past Contacts, Transactions or Negotiations

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

The Merger—Interests of Certain Persons in the Merger

The Merger—Past Contacts, Transactions or Negotiations

The Merger Agreement

Information About the Participants—Information About Viewlocity—SynQuest Merger

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Effects of the Merger

Special Factors—Restructuring of Viewlocity Debt and Investment in Viesta

The Merger Agreement

(c)(1)-(8)Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Effects of the Merger

Special Factors—Purposes of the Merger

Special Factors—Reasons for the Merger

Special Factors—Plans or Proposals After the Merger

Special Factors—Restructuring of Viewlocity Debt and Investment in Viesta

Special Factors—Interests of Certain Persons in the Merger

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Effects of the Merger

Special Factors—Purposes of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Benefits and Detriments of the Merger to Viewlocity, the Management Filers and the Unaffiliated Shareholders

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Benefits and Detriments of the Merger to Viewlocity, the Management Filers and the Unaffiliated Shareholders

Special Factors—Opinion of Viewlocity’s Financial Advisor

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Opinion of Viewlocity’s Financial Advisor

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Effects of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Benefits and Detriments of the Merger to Viewlocity, the Management Filers,

the Unaffiliated Shareholders and Affiliates

Special Factors—Restructuring of Viewlocity Debt and Investment in Viesta

Special Factors—Accounting and Tax Treatment of the Merger

The Merger—Interests of Certain Persons in the Merger

The Merger Agreement

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Fairness of the Merger—Position of Viesta, Merger Sub, (212) Ventures, Investcorp and North Bridge as to the Fairness of the Merger

Special Factors—Fairness of the Merger—Position of the Management Filers as to the Fairness of the Merger

Special Factors—Opinion of Viewlocity’s Financial Advisor

The Merger—Interests of Certain Persons in the Merger

The Merger—Dissenters’ Rights

Annex C

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger

Special Factors—Opinion of Viewlocity’s Financial Advisor

Special Factors—Restructuring of Viewlocity Debt and Investment in Viesta

The Merger—Interests of Certain Persons in the Merger

The Merger—Dissenter’s Rights

Annex C

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Shareholder Approval of the Merger

(d) Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Special Factors—Opinion of Viewlocity’s Financial Advisor

Annex C

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Fairness of the Merger

Special Factors—Opinion of Viewlocity’s Financial Advisor

Annex C

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Background of the Merger

Special Factors—Opinion of Viewlocity’s Financial Advisor

Annex C

(c) Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Opinion of Viewlocity’s Financial Advisor

Annex C

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Special Factors—Restructuring of Viewlocity Debt and Investment in Viesta

The Merger—Funding of the Transaction

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

The Merger—Expenses of the Transaction

The Merger Agreement—Fees and Expenses

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

The Merger—Interests of Certain Persons in the Merger

Security Ownership of Certain Beneficial Owners and

Management

Information About the Transaction Participants—Information about Viesta

Information About the Transaction Participants—Information about Merger Sub

Information About the Transaction Participants—Information about Investcorp/(212) Ventures Technology Fund, L.P.

Information About the Transaction Participants—Information About Investcorp S.A.

Information About the Transaction Participants—Information About North Bridge

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information

Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Fairness of the Merger—Filing Persons

The Merger—Interests of Certain Persons in the Merger

(e) Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Reasons for the Merger

Special Factors—Fairness of the Merger—Filing Persons

Special Factors—Fairness of the Merger—Position of Viewlocity as to the Fairness of the Merger; Recommendation of the Special Committee and Board of Directors

Item 13. Financial Statements

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Selected Financial Data

Other Financial Data

(b) Pro Forma Information.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Special Factors—Fairness of the Merger—Filing Persons

Special Factors—Opinion of Viewlocity’s Financial Advisor

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

Summary Term Sheet

Special Factors—Background of the Merger

Item 15. Additional Information

Regulation M-A Item 1011

(b) Other Material Information. The entirety of the Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

† (a)(1) Press Release issued by Viewlocity, Inc., dated September 22, 2003, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Viewlocity, Inc. on September 22, 2003.

†(a)(2) Definitive Information Statement, incorporated herein by reference to the Schedule 14C filed with the Securities and Exchange Commission by Viewlocity, Inc. on December 11, 2003 (the “Information Statement”).

†(b)(1) Commitment Letter from Investcorp/(212) Ventures Technology Fund I, L.P. to Viesta Corporation, dated September 19, 2003.

†(c)(1) Fairness Opinion of Harris Nesbitt Gerard, Inc., dated September 17, 2003, incorporated herein by reference to Annex C to the Information Statement.

(c)(2) Discussion materials for the Board of Directors of Viewlocity, Inc., prepared by Harris Nesbitt Gerard, Inc., dated September 15, 2003 (previously filed as an exhibit to the Amendment No. 1 to Rule 13E-3 Transaction Statement filed November 13, 2003).

†(d)(1) Agreement and Plan of Merger, dated as of September 19, 2003, among Viewlocity, Inc., Viesta Corporation and Viesta Acquisition Corporation, incorporated herein by reference to Annex A to the Information Statement.

†(f) Section 1301, et. seq. of the Official Code of Georgia Annotated incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.

† Previously filed as an exhibit to the Rule 13E-3 Transaction Statement filed October 1, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2003

VIEWLOCITY, INC.

By:	/s/ L. Allen Plunk
Name:	L. Allen Plunk
Title:	Executive Vice President, Chief Financial Officer and Secretary

VIESTA CORPORATION

By:	/s/ Alex Guira
Name:	Alex Guira
Title:	Chief Executive Officer

VIESTA ACQUISITION CORP.

By:	/s/ Alex Guira
Name:	Alex Guira
Title:	Chief Executive Officer

INVESTCORP/(212) VENTURES TECHNOLOGY FUND I, L.P.

By:	Technology Ventures Limited, a Cayman Islands Corporation

Its:	General Partner

By:	/s/ Mahmoud Al Aradi

Name:	Mahmoud Al Aradi

Title:	Authorized Representative

/s/  C. Jeffrey Simpson

C. JEFFREY SIMPSON

/s/  L. Allen Plunk

L. ALLEN PLUNK

/s/  Michael Sherman

MICHAEL SHERMAN

/s/  Peter Janico

PETER JANICO

NORTH BRIDGE

North Bridge Venture Partners IV-A, L.P.

By:	North Bridge Venture Management IV, L.P.

Its:	General Partner

By:	/s/ Richard D’Amore

Name:	Richard D’Amore

Title:	General Partner

North Bridge Venture Partners IV-B, L.P.

By:	North Bridge Venture Management IV, L.P.

Its:	General Partner

By:	/s/ Richard D’Amore

Name:	Richard D’Amore

Title:	General Partner

Investcorp S.A.

By:	/s/ Gary S. Long

Name:	Gary S. Long

Its:	Authorized Representative

EXHIBIT INDEX

†(a)(1) Press Release issued by Viewlocity, Inc., dated September 22, 2003, incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission by Viewlocity, Inc. on September 22, 2003.

†(a)(2) Definitive Information Statement, incorporated herein by reference to the Schedule 14C filed with the Securities and Exchange Commission by Viewlocity, Inc. on December 11, 2003 (the “Information Statement”).

†(b)(1) Commitment Letter from Investcorp/(212) Ventures Technology Fund I, L.P. to Viesta Corporation, dated September 19, 2003.

†(c)(1) Fairness Opinion of Harris Nesbitt Gerard, Inc., dated September 17, 2003, incorporated herein by reference to Annex C to the Information Statement.

(c)(2) Discussion materials for the Board of Directors of Viewlocity, Inc., prepared by Harris Nesbitt Gerard, Inc., dated September 15, 2003 (previously filed as an exhibit to the Amendment No. 1 to Rule 13E-3 Transaction Statement filed November 13, 2003).

†(d)(1) Agreement and Plan of Merger, dated as of September 19, 2003, among Viewlocity, Inc., Viesta Corporation and Viesta Acquisition Corporation, incorporated herein by reference to Annex A to the Information Statement.

†(f) Section 1301, et. seq. of the Official Code of Georgia Annotated incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.

† Previously filed as an exhibit to the Rule 13E-3 Transaction Statement filed October 1, 2003.